[Graphic omitted] Ahold

                                                        Press Release

                                                        Royal Ahold
                                                        Corporate Communications


                                                 Date:  July 27, 2004
                                 For more information:  +31 75 659 57 20



Former executives of Ahold's subsidiary U.S. Foodservice charged with past accounting fraud

Company has instituted rigorous changes during past year

Zaandam, The Netherlands, July 27, 2004-- Ahold today confirmed that the U.S. Department of Justice and the U.S. Securities and Exchange Commission have brought charges against four former executives of its U.S. subsidiary, U.S. Foodservice. The charges relate to prior-year accounting irregularities at U.S. Foodservice that were announced in February 2003.

According to the charges, the U.S. government alleges that the four former executives engaged in securities laws violations. One of the former executives was also charged with insider trading in securities of U.S. Foodservice before its acquisition by Ahold and making false statements to a government official.

Lawrence Benjamin, the new CEO of U.S. Foodservice, said, "U.S. Foodservice has been actively cooperating with the authorities in their investigations. We will continue to cooperate with the government in its efforts to hold accountable those individuals who may have violated the law and abused our trust."

Ahold Corporate Executive Board member and Chief Corporate Governance Counsel Peter Wakkie, said, "U.S. Foodservice has taken numerous actions over the course of the past year and a half to ensure this conduct does not occur again. Ahold has also put in place a series of measures that will give the company the ability to more closely monitor the financial activities of its operating companies."

Benjamin noted that the changes at U.S. Foodservice have been particularly focused on its organization and control procedures, including:

          o The installation of a new executive leadership team. Importantly, all of the former employees charged today were terminated or left the company last year.


                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302
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          o    The implementation of substantial improvements in the company's financial systems and controls, as well as its financial organization, to strengthen financial monitoring and reporting.

          o The establishment of a new office of governance, ethics and compliance reporting directly to both the CEO of U.S. Foodservice and to Ahold's Chief Corporate Governance Counsel. This organization provides a focal point for driving improved governance processes throughout U.S. Foodservice and has already trained thousands of associates in compliance and integrity awareness.

"Throughout all of these changes, our more than 29,000 hard-working associates across the United States have focused on ensuring that our customers continue to receive the high-quality products and services they have come to expect," Benjamin continued.

"Many lessons have been learned from this unfortunate chapter in the company's 100+ year history. The extensive changes being made at U.S. Foodservice will help ensure a bright future," Benjamin concluded.

Wakkie concluded, "Every action we have taken both at Ahold and at U.S. Foodservice puts us another step forward on Ahold's Road to Recovery."


Ahold Corporate Communications: +31.75.659.5720


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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in those forward-looking statements. Many of these factors are beyond Ahold's ability to control or estimate precisely. Readers are cautioned not to place undue reliance on such forward-looking statements, which only speak as of the date of this press release. For a more detailed discussion of such risks, uncertainties and other factors, see Ahold's Annual Report on Form 20-F for its most recent fiscal year. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside the Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
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